CROSSHAIR EXPLORATION & MINING CORP.

Suite #1240, 1140 West Pender Street
Vancouver, British Columbia, V6E 4G1
Tel: (604) 681-8030
Fax: (604) 681-8039

INFORMATION CIRCULAR
As at April 11, 2008 unless otherwise noted

FOR THE SPECIAL MEETING
OF THE SHAREHOLDERS
TO BE HELD ON MAY 16, 2008

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Crosshair Exploration & Mining Corp. (the “Company”) for use at the Special Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company. A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Computershare Investor Services Inc., 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Instrument of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in such Shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Instrument of Proxy provided by the Company to the Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial

Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At April 11, 2008, the Company had 84,595,825 common shares without par value issued and outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote. The quorum for a meeting of Shareholders is two persons present in person or by proxy holding not less than 5% of the issued shares of the Company.

April 11, 2008 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting. Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Instrument of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

To the knowledge of the directors and senior officers of the Company, as at April 11, 2008, no Shareholder beneficially owned, or controlled or directed, directly or indirectly, equity shares carrying more than 10% of the voting rights to the common shares of the Company.

AUDITOR

Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, is the Auditor of the Company and holds office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors. Davidson & Company was first appointed as auditor of the Company in April 2004.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, none of the persons who have been directors or executive officers of the Company since the beginning of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company and no associate or affiliate of any of them has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company other than as disclosed under the heading “Particulars of Other Matters to be Acted Upon”.

MANAGEMENT CONTRACTS

The business of the Company is managed by its directors and officers and the Company is not a party to any management contracts with persons who are not officers or directors of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Adoption of Shareholder Rights Plan:

On November 19, 2007, the Board of Directors of the Company (the “Board”) adopted a Shareholder Rights Plan Agreement, which was subsequently amended and restated effective March 31, 2008 (the “Rights Plan”) as summarized below. At the Meeting, the Shareholders will be asked to consider a resolution confirming and ratifying the Rights Plan. The Rights Plan provides that it will terminate unless the Shareholders vote at the Meeting to confirm its operation.

The objectives of the Rights Plan include providing Shareholders with adequate time to properly assess the merits of any proposed take-over bid or similar transaction involving the shares of the Company without undue pressure; encouraging the development of alternative transactions or competing take-over bids under the circumstances; and giving the Board adequate time to fully consider any such take-over bid or similar transaction and any alternative transaction that may be proposed. The Rights Plan is not intended to prevent take-over bids that treat Shareholders fairly and has not been adopted in response to any proposal to acquire control of the Company.

The summary of the Rights Plan below is qualified in its entirety by reference to the text of the Rights Plan, which is filed on SEDAR at www.sedar.com. Capitalized terms used in the summary without express definition have the meanings ascribed thereto in the Rights Plan.

It is intended that all proxies received will be voted in favour of the approval of the Rights Plan, unless a proxy contains instructions to vote against the Rights Plan. The Rights Plan will become effective only if it is approved by greater than 50% of the votes cast by Shareholders present in person or by proxy at the Meeting. The text of the resolution approving the Rights Plan (the “Rights Plan Resolution”) is set forth in Schedule “A” hereto.

Recommendation of the Board of Directors

The Board has determined that the confirmation of the Rights Plan is in the best interests of the Company and the holders of its common shares. The Board unanimously recommends that Shareholders vote IN FAVOUR of the confirmation and approval of the Rights Plan.

The Company has been advised that the directors and senior officers of the Company intend to vote all common shares held by them in favour of the confirmation and approval of the Rights Plan.

Background and Objectives of the Rights Plan

The Board wants to ensure that in the context of a bid for control of the Company through an acquisition of the Company’s common shares, Shareholders are in a position to receive full and fair value for their shares. Of particular concern to the Board is the widely held view that existing Canadian securities legislation provides too short a response time to a company that is the subject of an unsolicited bid for control. An inadequate response time has been identified as an impediment to ensuring that Shareholders are offered full and fair value for their shares. Also of concern to the Board is the possibility that, under existing securities laws, the Company’s Shareholders could be treated unequally in the context of a bid for control. These concerns are described in more detail below.

The adoption of the Rights Plan is not being considered in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally. As of the date of this Information Circular, the Board was not aware of any third party considering or preparing any proposal to acquire control of the Company. Rather, the objectives of the Rights Plan are as stated above in the introduction. It is not the intention of the Board to secure the continuance in office of the existing members of the Board or to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of Shareholders. The rights of Shareholders under existing law to seek a change in the management of the Company or to influence or promote action of management in a particular manner will not be effected by the Rights Plan. The ratification and approval of the Rights Plan does not affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and the Shareholders.

In reviewing the Rights Plan, the Board considered the following concerns inherent in, or relating to, the existing legislative framework governing take-over bids in Canada:

(a)

Time. Current legislation permits a take-over bid to expire in 35 days. The Board is of the view that this is not sufficient time to permit Shareholders to consider a take-over bid and to make a reasoned and unhurried decision. The Rights Plan provides a mechanism for minimum expiry periods for a take-over bid under various circumstances (described below under Permitted Bid Expiry Date), including that the bid must remain open for a further period of 10 Business Days after the Offeror publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the Voting Shares outstanding held by Independent Shareholders (generally, Shareholders other than the Offeror or Acquiring Person, their Associates and Affiliates, the persons acting jointly or in concert with the Offeror or Acquiring Person). The Rights Plan is intended to provide the Board and Shareholders with adequate time to properly evaluate the offer and to provide the Board with sufficient time to explore and develop alternatives for maximizing Shareholder value. Those alternatives could include, if deemed appropriate by the Board, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance Shareholder value.

(b)

Pressure to Tender. A Shareholder may feel compelled to tender to a bid which the Shareholder considers to be inadequate out of concern that failing to tender may result in the Shareholder being left with illiquid or minority discounted shares in the Company. This is particularly so in the case of a partial bid for less than all shares of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Voting Shares. The Rights Plan provides a Shareholder approval mechanism in the Permitted Bid provision which is intended to ensure that a Shareholder can separate the tender decision from the approval or disapproval of a particular take-over bid. By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Voting Shares held by Independent Shareholders have been deposited, a Shareholder’s decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a Shareholder of a company that is the subject of a take-over bid.

(c)

Unequal Treatment. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of a company may be acquired pursuant to a private agreement in which a small group of Shareholders dispose of shares at a premium to market price which premium is not shared with other Shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all Shareholders. The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Voting Shares, to better ensure that Shareholders receive equal treatment.

General Impact of the Rights Plan

In the past, shareholder rights plans have been criticized by some commentators on the basis that they may serve to deter take-over bids, to entrench management, and to place in the hands of boards of directors, rather than shareholders, the decision as to whether a particular bid for acquisition of control is acceptable. Critics of some shareholder rights plans have also alleged that they cast a needlessly wide net, thereby increasing the likelihood of an inadvertent triggering of the plan, while at the same time deterring shareholders from participating in legitimate corporate governance activities.

The Board has considered these concerns, and believes that they have been largely addressed in the Rights Plan.

It is not the intention of the Board to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Company. For example, through the Permitted Bid mechanism, described in more detail below, Shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board will continue to be bound to consider fully and fairly any bid for the Company’s common shares in any exercise of its discretion to waive application of the Rights Plan or redeem the Rights. In all such circumstances, the Board must act honestly and in good faith with a view to the best interests of the Company and its Shareholders.

The Rights Plan does not preclude any Shareholder from utilizing the proxy mechanism of the Business Corporations Act (British Columbia) to promote a change in the management or direction of the Company, and has no effect on the rights of holders of outstanding voting shares of the Company to requisition a meeting of Shareholders, in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their common shares. The definitions of “Acquiring Person” and “Beneficial Ownership” have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional shareholders and their clients.

The Board believes that the dominant effect of the Rights Plan is to enhance Shareholder value, and ensure equal treatment of all Shareholders in the context of an acquisition of control.

The Rights Plan does not interfere with the day-to-day operations of the Company. The issuance of the Rights does not in any way alter the financial condition of the Company, impede its business plans or alter its financial statements. In addition, the Rights Plan is not dilutive and has not had any effect on the trading of common shares. However, if a Flip-in Event occurs and the Rights separate from the common shares, as described in the summary below, reported earnings per share and reported cash flow per share on a fully-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Terms of the Rights Plan

All capitalized terms used without definition have the meanings ascribed to them in the Rights Plan.

The following is a summary of the terms of the Rights Plan. The summary is qualified in its entirety by the full text of the Rights Plan, a copy of which is available on SEDAR at www.sedar.com.

1.	Issue of Rights

The Company will issue one right (a “Right”) in respect of each Common Share outstanding at the close of business on the date of the implementation of the Rights Plan, and the Company will issue Rights on the same basis for each Common Share issued thereafter but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

2.	Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by the certificates for the Common Shares and will not be transferable separate from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the Common Shares.

3.	Exercise of Rights

Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the Exercise Price of $10.00 (subject to certain antidilution adjustments). This Exercise Price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan. Upon the occurrence of a Flip-in Event (defined below) prior to the Expiration Time, each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-in Event) may be exercised to purchase that number of Common Shares which have an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a Shareholder of the Company (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their Market Price.

4.	Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding Voting Shares.

5.	Definition of “Beneficial Ownership”

A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert owns the securities at law or in equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a take-over bid, unless those securities have been accepted unconditionally for payment or exchange or have been taken up and paid for;

(b)

such person (including an investment manager, trust company, pension fund administrator, trustee or nondiscretionary client accounts of registered brokers or dealers) is engaged in the management of investment funds for others, as long as that person:

(i) holds those securities in the ordinary course of its business for the account of others; and

(ii) is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid;

(c)	such person has deposited or tendered securities pursuant to a Permissible Lock-up Agreement entered into between such person and the holder of such securities; or

(d)	such person is a registered holder of securities as a result of carrying on the business of, or acting as a nominee of, a securities depositary.

6.	Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)

the date of the commencement or announcement of the intent of a person to commence a take- over bid (other than a Permitted Bid or Competing Permitted Bid) or such later date as determined by the Board; and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such or such later date as determined by the Board.

7.	Definition of a “Flip-in Event”

A Flip-in Event occurs when a person becomes an Acquiring Person, provided however, that the Flip-in Event shall be deemed to occur at the close of business on the tenth day (or such later date as the Board may determine) after the first date of public announcement that a person has become an Acquiring Person. Upon the occurrence of a Flip-in Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and the Acquiring Person's investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-in Event occurs.

8.	Definition of “Permitted Bid”

Permitted Bids are exempted from the operation of the Rights Plan. A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Voting Shares (other than Voting Shares held by the Offeror), and for all Voting Shares (other than the Voting Shares held by the Offeror);

(b)

the Offeror agrees that no Voting Shares will be taken up or paid for under the bid before the close of business on the Permitted Bid Expiry Date (as described below) unless at such date more than 50% of the outstanding Voting Shares held by Shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c)

the Offeror agrees that the Voting Shares may be tendered at any time up to the Permitted Bid Expiry Date and may be withdrawn from the take-over bid at any time before such Voting Shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Voting Shares.

9.	Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid is in existence; and

(b)

satisfies all the requirements of a Permitted Bid except that the Voting Shares under a Competing Permitted Bid may be taken up on the later of 35 days after the Competing Permitted Bid was made and 60 days after the earliest date on which any other Permitted Bid or Competing Permitted Bid that was then in existence was made.

10.	Permitted Bid Expiry Date

The Permitted Bid provisions require that for a take-over bid to be a Permitted Bid it must be left open until 60 days following the date of commencement of the take-over bid (the “Permitted Bid Expiry Date”).

11.	Redemption of Rights

The Rights may be redeemed by the Board at its option with the prior approval of the Shareholders at any time before a Flip-in Event occurs at a redemption price of $0.0001 per Right. In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan.

12.	Waiver

The Board, acting in good faith, may waive the application of the Flip-in provisions of the Rights Plan to any prospective Flip-in Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Voting Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Voting Shares before the expiry of that first bid. Other waivers of the “Flip-in” provisions of the Rights Plan will require prior approval of the Shareholders of the Company. The Board may also waive the “Flip-in” provisions of the Rights Plan in respect of any Flip-in Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

13.	Term of the Rights Plan

In the event that the Rights Plan is not ratified at the Meeting, then the Rights Plan and all outstanding Rights shall terminate and shall be void and of no further force and effect.

This Rights Plan must be reconfirmed by a resolution passed by a majority of Shareholders who vote in respect of such reconfirmation at the third and sixth annual general meetings following the date of the Meeting. If the Rights Plan is not so reconfirmed or is not presented for reconfirmation at such annual meetings, the Rights Plan and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip in Event has occurred, prior to the date upon which the Rights Plan would otherwise terminate.

The Rights Plan and all outstanding Rights shall terminate and be void and of no further effect at and from the conclusion of the Company’s annual general meeting of shareholders in 2017.

14.	Amending Power

The Rights Plan may be amended as follows:

(a)

The Company may amend the Rights Plan to correct any clerical or typographical errors or make any other amendments which are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, regulations or rules thereunder.

(b)

The Company may, with the prior consent of Shareholders, at any time before the Separation Time, amend, vary or rescind any of the provisions of the Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by a majority of Shareholders at a special meeting of Shareholders called and held in compliance with applicable laws and regulatory requirements.

(c)

The Company may, with the prior consent of the holders of Rights, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of the Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the majority of holders of Rights at a general meeting of holders of Rights called and held in compliance with applicable laws and regulatory requirements.

15.	Rights Agent

Computershare Investor Services Inc. is the Rights Agent appointed under the Rights Plan.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com. Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, or by sending an email to the Company at julie@crosshairexploration.com. Financial information regarding the Company is provided in the Company’s audited financial statements for the years ended April 30, 2007 and 2006 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

DATED at Vancouver, British Columbia, April 11, 2008.

“Mark J. Morabito”	“Douglas R. Brett”

Mark J. Morabito	Douglas R. Brett
Chief Executive Officer	Chief Financial Officer

SCHEDULE “A”

RIGHTS PLAN RESOLUTION

BE IT RESOLVED, as an ordinary resolution, that

1.

the Shareholder Rights Plan Agreement between the Company and Computershare Investor Services Inc., as described in the Information Circular of the Company dated April 11, 2008 be and is hereby approved, confirmed and ratified; and

2.

any one director of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.